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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnerSys

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29275Y 10 2

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29275Y 10 2		Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JPMorgan Chase Bank, N.A. as Trustee for First Plaza Group Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 829,612

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 829,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,612

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 29275Y 10 2		Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Performance Direct Investments I, L.P. (f/k/a GM Capital Partners I, L.P.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,117,994

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,117,994

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,994

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29275Y 10 2		Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Performance Equity Management, LLC, with respect to its Series Performance Direct Investors I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,117,994

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,117,994

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,994

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) OO

The reporting persons' statement on Schedule 13G is hereby amended as follows:

Item 2.
(a)

Name of Person Filing
This statement on Schedule 13G is being filed jointly by JPMorgan Chase Bank, N.A. as Trustee for First Plaza Group Trust ("First Plaza"), Performance Direct Investments I, L.P. (f/k/a GM Capital Partners I, L.P.) (“PDI”) and Performance Equity Management, LLC, with respect to its Series Performance Direct Investors I (“PEM”) (together, the “Reporting Persons”).

(b)

Address of Principal Business Office or, if none, Residence
PDI and PEM have their principal business office at:

2 Pickwick Plaza, Suite 310
Greenwich, CT 06830

JP Morgan Chase Bank, N.A. as Trustee for First Plaza Group Trust has its principal business address at:

1 Chase Manhattan Plaza
New York, New York 10005

(c)

Citizenship
First Plaza is a trust organized in the State of New York.
PDI is a limited partnership organized in the State of Delaware.
PEM is a limited liability company organized in the State of Delaware.

(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Stock”).
(e)	CUSIP Number 29275Y 10 2

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement, other than the securities set forth in the cover page for such person, as referenced in the table in Item 4(c) below.

	(a)	Amount beneficially owned: The Reporting Persons, as of December 31, 2006, beneficially owned 1,947,606 shares of Stock of the Issuer.
(b)

Percent of class:
The Reporting Persons, as of December 31, 2006, beneficially owned approximately 4.2% of the shares of Stock of the Issuer, based upon 46,918,471 shares of Stock outstanding at February 2, 2007.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 8.	Identification and Classification of Members of the Group

Metalmark Capital LLC, Morgan Stanley, MSDW Capital Partners IV, Inc., MSDW Capital Partners IV, LLC, MSDW Capital Partners IV, LLC, Morgan Stanley Dean Witter Capital Investors IV, L.P., Morgan Stanley Global Emerging Markets, Inc., MSGEM LLC, Morgan Stanley Global Emerging Markets Private Investment Fund, L.P.,Morgan Stanley Global Emerging Markets Private Investors, L.P. (each of the aforementioned parties, collectively the “MS Stockholders”), J.P. Morgan Direct Corporate Finance Institutional Investors LLC (“J.P. Morgan Institutional”), J.P. Morgan Direct Corporate Finance Private Investors LLC (“J.P. Morgan Private”), 522 Fifth Avenue Fund, L.P. (together with J.P. Morgan Institutional and J.P. Morgan Private, the “J.P. Morgan Funds”), First Plaza and Performance Direct Investments I, L.P. have entered into a 2004 Securityholder Agreement dated as of July 26, 2004, which governs certain relationships among such parties as stockholders of the Issuer.  The above-mentioned parties may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder.  Based solely upon information contained in recent filings with the Securities and Exchange Commission of Schedule 13G, the Reporting Persons believe that, as of December 31, 2006, the J.P. Morgan Funds beneficially held 2,272,215 shares, or 4.8%, of the outstanding shares of Stock, and the MS Stockholders beneficially held 22,940,740 shares, or 48.9%, of the outstanding shares of Stock.

Each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13G shall not be construed as an admission that any such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.  The filing of this statement on Schedule 13G by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13 (d) of the Securities Exchange Act of 1934, is the beneficial owner of any shares of Stock in which such Reporting Person does not have a pecuniary interest.

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Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.  On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Dated:  February 14, 2007

JP Morgan Chase Bank, N.A. as Trustee for First Plaza Group Trust

By:	/s/ Edward J. Petrow
Name: Edward J. Petrow
Title: Vice President

Performance Direct Investments I, L.P. (f/k/a GM Capital Partners I, L.P.)

By: Performance Equity Management, LLC with respect to its Series Performance Direct Investors I, its general partner

By:	/s/ Jeff Reals
Name: Jeff Reals
Title: Managing Director

CUSIP No. 29275Y 10 2	Page 9 of 9

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement